February 7, 2025

Daniel Contreras
Chief Executive Officer
RAADR, INC.
1680 Michigan Avenue, Suite 700
Miami Beach FL, 33139

       Re: RAADR, INC.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed January 13, 2025
           File No. 024-12538
Dear Daniel Contreras:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024 letter.

Amendment No. 1 to Form 1-A
Cover page

1. Please advise how the Subject Convertible Notes are convertible into Offered Shares.
       Securities Act Rule 251(d)(3)(i)(F) is only available for issuances of securities after an offering statement has been qualified. Given that the Subject Convertible Notes are presently exercisable and your offering statement is not yet qualified, it appears that
       Regulation A is not available for conversion of such securities. Please refer to
       Securities Act Sections Compliance and Disclosure Interpretations 139.01 and 134.03.
 February 7, 2025
Page 2
Investment Dilution, page 16

2. We note your disclosure here that dilution is presented "without giving effect to the acquisitions of the Mexedia Companies." Given that those are central to the company, please revise your dilution table to give affect to the acquisitions, or explain.
Use of Proceeds, page 18

3. We note your disclosure here that you "may issue Offered Shares in this offering for non-cash consideration, including, without limitation, promissory notes, services and/or other consideration without notice to subscribers in this offering." Please revise to disclose all forms of non-cash consideration you intend to accept, how you determine the value of non-cash consideration, and how you intend to comply with the fixed price requirements. Refer to the Note to Rule 251(a)(1) of Regulation A. Please
       also substantially revise your offering document, including the Cover Page, Summary and Use of Proceeds sections, which all assume the offering will be made for cash only, to discuss the non-cash consideration in more detail and to address how issuing some or all shares for non-cash consideration would impact your offering. Finally, revise your risk factors to address the potential consequences to the company if a substantial amount of shares is sold for non-cash consideration. Procedures for Subscribing, page 19

4. We note that the Company has not set a maximum period of time to decide whether to accept or reject a subscription. We also note that the Company reserves the right to reject "subscription in whole or in part, for any reason or for no reason".
       Furthermore, in your Subscription Agreement, you state "[t]he Company reserves the right, in its sole discretion and for any reason whatsoever, to modify, amend and/or withdraw all or a portion of the Offering and/or accept or reject, in whole or in part, for any reason or for no reason, any prospective investment in the Offered Shares."
       Please revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, how soon after you make final determination to accept or reject a subscription will that settlement occur, and the process and timeline for returning proceeds to investors for those subscriptions that are rejected.
Business, page 22

5. We note your response to prior comment 4. Please revise the chart on page 5 and 24 to add Mexedia S.p.A, and for each entity in the chart, include the ownership and voting control held.
6. We note your response to prior comment 6 and reissue in part. Please disclose when these individuals commenced their activities at these locations. Supplementally provide the expiration dates of the working visas of Messrs. Taddeo and Gilcher to allow these individuals to work in the United States.
 February 7, 2025
Page 3
General

7. We note your response to prior comment 7. Please provide a more complete analysis explaining your conclusion that your principal place of business is in the United States and whether you expect it will be in the United States for the foreseeable future.
       Please provide a more complete analysis explaining whether your officers and directors primarily direct, control, and coordinate your activities from the United
       States. In that regard, your disclosures suggest that only Mr. Contreras is based in the
       United States, and that Messrs. Taddeo and Gilcher, who appear to have the authority to make material decisions for the Company, are predominantly based in Europe. As part of your analysis, consider the fact that Messrs. Taddeo and Gilcher are the Chief
       Executive Officer and Chief Financial Officer, respectively, of Mexedia SPA, an Italian company listed on the Euronext Growth Paris exchange that holds voting control of the company. Also, please include, as part of your analysis, what effect
       Mexedia SPA   s right to rescind the Acquisition Agreements depending on the amount
       of proceeds received in this offering could have on your conclusion. Refer to Rule
       251(b)(1) and Compliance and Disclosure Interpretations 182.03

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at
202-
551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Eric Newlan